UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Clovis Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

189464100
(CUSIP Number)

Tohuan Steve Chen c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	189464100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,150,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,150,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	189464100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,150,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,150,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	189464100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,150,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,150,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,150,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	189464100

Item 1.	Security and Issuer.

The name of the issuer is Clovis Oncology, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5500 Flatiron Parkway, Suite 100, Boulder, Colorado 80301. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 5,150,000 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $116,503,445.66. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Issuer’s board of directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, opposing or nominating an alternate slate of Class II directors at the 2019 Annual Meeting, participating on the Board, proposing changes to management, operations, R&D expenditures and capital allocation, recommending business development transactions including a sale of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,150,000 Shares, constituting 9.8% of the Shares, based upon 52,711,827 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,150,000 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,150,000 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. Each reported transaction was an open-market transaction.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2018
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 5, 2018, relating to the Common Stock, par value $0.001 per share, of Clovis Oncology, Inc. shall be filed on behalf of the undersigned.

November 5, 2018
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
9/6/2018	Purchase	11,537	$34.7195
9/6/2018	Purchase	5,529	$34.8582
9/6/2018	Purchase	934	$34.8950
9/6/2018	Purchase	2,000	$34.6910
9/6/2018	Purchase	4,000	$34.7941
9/6/2018	Purchase	2,000	$35.3420
9/7/2018	Sale	4,000	$35.3894
9/10/2018	Sale	4,000	$35.3285
9/10/2018	Sale	4,000	$35.1837
9/11/2018	Sale	4,000	$34.9191
9/11/2018	Purchase	4,000	$34.1179
9/11/2018	Purchase	4,000	$34.2659
9/11/2018	Purchase	4,000	$34.1187
9/11/2018	Purchase	4,000	$34.2576
9/12/2018	Purchase	5,000	$32.7822
9/12/2018	Purchase	30,000	$33.0472
9/12/2018	Purchase	5,000	$32.6928
9/12/2018	Purchase	4,000	$32.8853
9/12/2018	Purchase	8,000	$32.8576
9/12/2018	Purchase	4,000	$32.8470
9/12/2018	Purchase	4,000	$32.8153
9/13/2018	Purchase	4,000	$31.6335
9/18/2018	Sale	2,300	$32.9332
9/18/2018	Sale	1,700	$32.9612
9/18/2018	Sale	23,600	$33.0846
9/18/2018	Sale	2,400	$32.9752
9/18/2018	Sale	23,000	$32.8151
9/18/2018	Sale	2,000	$32.7459
9/18/2018	Sale	9,000	$32.2389
9/18/2018	Sale	4,000	$32.4680
9/19/2018	Sale	8,000	$32.6053
9/20/2018	Purchase	8,000	$32.1521
9/20/2018	Purchase	4,000	$32.4614
9/21/2018	Purchase	4,000	$31.7216
9/21/2018	Purchase	8,000	$32.1147
9/25/2018	Purchase	4,000	$31.1658
9/25/2018	Purchase	4,000	$31.0374
9/25/2018	Purchase	2,000	$31.2188
9/25/2018	Purchase	18,287	$29.9509
9/25/2018	Purchase	3,713	$30.3043
9/25/2018	Purchase	4,000	$30.4112
9/25/2018	Purchase	8,200	$30.4980

9/25/2018	Purchase	1,000	$30.6335
9/25/2018	Purchase	8,300	$30.6180
9/25/2018	Purchase	25,000	$30.7415
9/25/2018	Purchase	28,500	$30.5504
9/25/2018	Purchase	3,000	$30.9713
9/27/2018	Purchase	6,000	$31.1857
9/27/2018	Purchase	30,000	$30.1512
9/27/2018	Purchase	26,000	$30.0175
9/27/2018	Purchase	10,000	$30.0200
9/27/2018	Purchase	15,000	$30.0093
9/27/2018	Purchase	5,000	$29.9977
9/27/2018	Purchase	8,000	$29.9750
9/27/2018	Purchase	2,000	$30.0790
9/27/2018	Purchase	5,000	$30.1614
9/27/2018	Purchase	3,000	$29.9909
9/27/2018	Purchase	4,000	$29.8588
9/27/2018	Purchase	4,000	$29.5728
9/27/2018	Purchase	4,000	$29.6337
9/27/2018	Purchase	4,000	$29.6711
9/27/2018	Purchase	4,000	$29.6933
9/28/2018	Purchase	4,000	$28.9100
9/28/2018	Purchase	4,000	$28.9548
9/28/2018	Purchase	4,000	$28.9288
9/28/2018	Purchase	4,000	$29.8348
9/28/2018	Purchase	4,000	$29.5921
9/28/2018	Purchase	4,000	$29.5643
9/28/2018	Purchase	4,000	$29.3162
9/28/2018	Purchase	4,000	$29.2982
9/28/2018	Purchase	4,000	$29.2378
9/28/2018	Purchase	4,000	$29.3786
9/28/2018	Purchase	4,000	$29.2483
9/28/2018	Purchase	4,000	$29.3341
10/1/2018	Purchase	4,000	$29.9290
10/1/2018	Purchase	4,000	$29.8290
10/1/2018	Purchase	4,000	$29.6490
10/1/2018	Purchase	4,000	$29.6568
10/1/2018	Purchase	4,000	$29.5936
10/1/2018	Purchase	4,000	$29.2411
10/1/2018	Purchase	4,000	$29.2819
10/1/2018	Purchase	8,000	$29.1672
10/1/2018	Purchase	4,000	$29.1730
10/2/2018	Sale	2,419	$34.2555

10/2/2018	Sale	1,800	$33.8236
10/2/2018	Sale	1,535	$33.2906
10/2/2018	Purchase	754	$32.1310
10/2/2018	Sale	17,095	$33.0755
10/2/2018	Sale	3,905	$33.0400
10/2/2018	Sale	21,000	$33.0698
10/2/2018	Purchase	3,000	$32.2557
10/3/2018	Purchase	4,000	$31.8190
10/3/2018	Purchase	4,000	$32.0890
10/3/2018	Purchase	4,000	$32.0935
10/3/2018	Purchase	4,000	$32.0459
10/3/2018	Purchase	4,000	$31.8160
10/3/2018	Purchase	4,000	$31.8715
10/3/2018	Purchase	4,000	$31.5382
10/3/2018	Purchase	4,000	$31.8408
10/3/2018	Purchase	4,000	$31.7923
10/3/2018	Purchase	4,000	$31.7570
10/3/2018	Purchase	4,000	$32.2965
10/3/2018	Purchase	4,000	$32.5333
10/3/2018	Sale	8,000	$33.7215
10/3/2018	Purchase	4,000	$32.8074
10/4/2018	Purchase	4,000	$31.9443
10/4/2018	Purchase	4,000	$31.9688
10/4/2018	Purchase	4,000	$32.3213
10/4/2018	Purchase	4,000	$32.3878
10/4/2018	Purchase	4,000	$32.1463
10/4/2018	Purchase	4,000	$32.2185
10/4/2018	Purchase	6,000	$31.7741
10/4/2018	Purchase	6,000	$31.9720
10/5/2018	Purchase	4,000	$31.5709
10/5/2018	Purchase	8,000	$31.8754
10/5/2018	Purchase	8,000	$31.4591
10/5/2018	Purchase	4,000	$31.4489
10/5/2018	Purchase	4,000	$30.5119
10/5/2018	Purchase	8,000	$30.8568
10/5/2018	Purchase	8,000	$30.9684
10/5/2018	Purchase	4,000	$30.6995
10/5/2018	Purchase	8,000	$30.6763
10/8/2018	Purchase	4,000	$30.6162
10/8/2018	Purchase	8,000	$30.5084
10/8/2018	Purchase	4,000	$29.8953
10/8/2018	Purchase	8,000	$29.9483

10/8/2018	Purchase	4,000	$30.0810
10/8/2018	Purchase	4,000	$30.1423
10/9/2018	Purchase	20,000	$29.5509
10/9/2018	Purchase	4,000	$30.2598
10/9/2018	Purchase	4,000	$29.5511
10/9/2018	Purchase	4,000	$28.8998
10/9/2018	Purchase	4,000	$28.8919
10/9/2018	Purchase	4,000	$28.9747
10/9/2018	Purchase	4,000	$29.0036
10/9/2018	Purchase	4,000	$28.8489
10/9/2018	Purchase	4,000	$28.9235
10/9/2018	Purchase	4,000	$28.7820
10/9/2018	Purchase	2,000	$28.8577
10/9/2018	Purchase	6,000	$28.8793
10/9/2018	Purchase	4,000	$28.9581
10/9/2018	Purchase	4,000	$29.1103
10/10/2018	Purchase	4,000	$28.4620
10/10/2018	Purchase	4,000	$28.5098
10/10/2018	Purchase	4,000	$28.7030
10/10/2018	Purchase	4,000	$28.7090
10/10/2018	Purchase	4,000	$28.8618
10/10/2018	Purchase	8,000	$28.5188
10/11/2018	Purchase	6,000	$28.3978
10/11/2018	Purchase	6,000	$28.3410
10/11/2018	Purchase	4,000	$28.2463
10/11/2018	Purchase	4,000	$28.0169
10/11/2018	Purchase	4,000	$28.0599
10/11/2018	Purchase	4,000	$27.5990
10/11/2018	Purchase	4,000	$27.7215
10/11/2018	Purchase	25,000	$27.3924
10/12/2018	Purchase	13,000	$27.4267
10/12/2018	Purchase	4,000	$27.3739
10/12/2018	Purchase	4,000	$27.5011
10/12/2018	Purchase	4,000	$27.5091
10/12/2018	Purchase	4,000	$27.2338
10/12/2018	Purchase	4,000	$26.7284
10/12/2018	Purchase	5,000	$26.7604
10/12/2018	Purchase	5,000	$26.7206
10/12/2018	Purchase	8,000	$26.8326
10/12/2018	Purchase	8,000	$26.6559
10/15/2018	Purchase	8,000	$26.6658
10/15/2018	Purchase	4,000	$26.2890

10/15/2018	Sale	4,000	$28.0447
10/15/2018	Sale	7,104	$28.0075
10/15/2018	Sale	896	$27.9117
10/15/2018	Sale	4,000	$27.9704
10/15/2018	Sale	11,300	$28.0271
10/16/2018	Sale	700	$28.8763
10/16/2018	Sale	9,100	$29.7296
10/16/2018	Sale	2,900	$29.5240
10/16/2018	Sale	8,000	$29.5102
10/16/2018	Sale	2,000	$29.5396
10/16/2018	Sale	12,000	$30.0403
10/16/2018	Sale	2,000	$29.4308
10/16/2018	Sale	3,000	$29.4321
10/16/2018	Sale	3,000	$29.4379
10/16/2018	Sale	6,000	$29.5739
10/16/2018	Sale	4,000	$29.8097
10/16/2018	Sale	18,000	$30.3310
10/16/2018	Sale	18,851	$30.2658
10/16/2018	Sale	21,149	$30.3098
10/16/2018	Sale	21,106	$30.3768
10/16/2018	Sale	8,894	$30.2072
10/16/2018	Sale	15,000	$30.4649
10/16/2018	Sale	10,000	$30.5431
10/16/2018	Sale	3,000	$30.5706
10/16/2018	Sale	4,000	$30.5604
10/16/2018	Sale	4,000	$30.5411
10/17/2018	Sale	12,000	$31.4971
10/17/2018	Purchase	4,000	$30.2390
10/17/2018	Purchase	4,000	$30.1568
10/17/2018	Purchase	5,000	$30.0780
10/17/2018	Sale	1,000	$30.8206
10/18/2018	Purchase	4,000	$30.9403
10/18/2018	Purchase	7,000	$30.7174
10/18/2018	Purchase	1,000	$30.5046
10/18/2018	Purchase	14,000	$29.8622
10/18/2018	Purchase	8,000	$29.9098
10/18/2018	Purchase	6,000	$29.6413
10/18/2018	Purchase	8,000	$29.7202
10/18/2018	Purchase	4,000	$29.3590
10/18/2018	Purchase	4,000	$29.5091
10/19/2018	Sale	10,449	$33.3889
10/19/2018	Sale	14,000	$33.4344

10/19/2018	Sale	603	$33.3964
10/19/2018	Sale	13,027	$33.9062
10/19/2018	Sale	104	$33.3380
10/19/2018	Purchase	4,183	$28.1596
10/19/2018	Purchase	2,000	$27.9967
10/19/2018	Purchase	2,000	$28.1815
10/19/2018	Purchase	3,000	$27.9348
10/19/2018	Purchase	2,000	$28.1440
10/19/2018	Purchase	2,000	$28.0835
10/19/2018	Purchase	2,000	$28.3090
10/19/2018	Purchase	2,000	$28.6022
10/19/2018	Purchase	2,000	$28.7770
10/19/2018	Purchase	5,000	$28.8745
10/19/2018	Purchase	4,000	$27.8764
10/19/2018	Purchase	4,000	$27.9255
10/19/2018	Purchase	4,000	$27.5318
10/19/2018	Purchase	4,000	$27.6202
10/19/2018	Purchase	4,000	$27.4818
10/19/2018	Purchase	4,000	$27.0127
10/19/2018	Purchase	4,000	$27.3047
10/19/2018	Purchase	4,000	$27.3808
10/19/2018	Purchase	4,000	$27.3872
10/19/2018	Purchase	4,000	$27.4186
10/19/2018	Purchase	4,000	$26.9509
10/19/2018	Purchase	4,000	$26.9332
10/19/2018	Purchase	4,000	$26.5998
10/19/2018	Purchase	4,000	$26.6080
10/19/2018	Purchase	4,000	$26.5836
10/19/2018	Purchase	4,000	$26.6318
10/19/2018	Purchase	4,000	$26.9510
10/19/2018	Purchase	4,000	$26.4015
10/19/2018	Purchase	4,000	$26.5251
10/19/2018	Purchase	4,000	$26.4311
10/19/2018	Purchase	4,000	$26.4641
10/19/2018	Purchase	4,000	$26.2876
10/19/2018	Purchase	4,000	$26.4042
10/19/2018	Purchase	4,000	$26.4558
10/19/2018	Purchase	4,000	$26.4427
10/19/2018	Purchase	4,000	$26.6471
10/19/2018	Purchase	4,000	$26.3676
10/19/2018	Purchase	4,000	$26.3800
10/19/2018	Purchase	8,000	$26.3991

10/19/2018	Purchase	4,000	$26.4217
10/19/2018	Purchase	8,000	$26.3941
10/22/2018	Purchase	100,000	$24.1971
10/22/2018	Purchase	61,512	$24.2664
10/22/2018	Purchase	3,488	$23.9200
10/22/2018	Purchase	3,000	$23.7436
10/22/2018	Purchase	4,000	$23.4966
10/22/2018	Purchase	4,000	$23.3605
10/22/2018	Purchase	4,000	$22.9890
10/22/2018	Purchase	4,000	$23.0790
10/22/2018	Purchase	4,000	$23.0140
10/22/2018	Purchase	4,000	$22.9790
10/22/2018	Purchase	4,000	$22.9830
10/22/2018	Purchase	4,000	$22.9710
10/22/2018	Purchase	4,000	$22.8490
10/22/2018	Purchase	4,000	$22.5490
10/22/2018	Purchase	4,000	$22.4470
10/22/2018	Purchase	6,000	$22.4840
10/22/2018	Purchase	6,000	$22.5100
10/22/2018	Purchase	4,000	$22.5136
10/22/2018	Purchase	8,000	$22.5156
10/22/2018	Purchase	4,000	$22.2040
10/22/2018	Purchase	10,000	$21.4079
10/22/2018	Purchase	5,000	$21.3206
10/22/2018	Purchase	5,000	$21.4841
10/22/2018	Purchase	8,000	$22.0079
10/22/2018	Purchase	8,000	$22.0407
10/22/2018	Purchase	4,000	$22.5854
10/22/2018	Purchase	4,000	$21.8460
10/22/2018	Purchase	4,000	$21.8498
10/22/2018	Purchase	4,000	$21.8947
10/22/2018	Purchase	4,000	$21.7108
10/22/2018	Purchase	4,000	$21.9883
10/22/2018	Purchase	8,000	$21.8186
10/22/2018	Purchase	8,000	$21.9050
10/22/2018	Purchase	4,000	$21.7178
10/22/2018	Purchase	8,000	$21.8096
10/22/2018	Purchase	8,000	$22.0265
10/22/2018	Purchase	4,000	$21.3090
10/22/2018	Purchase	4,000	$21.2940
10/22/2018	Purchase	4,000	$21.2740
10/22/2018	Purchase	4,000	$21.2740

10/22/2018	Purchase	4,000	$21.1440
10/22/2018	Purchase	4,000	$20.8740
10/22/2018	Purchase	4,000	$20.9815
10/22/2018	Purchase	4,000	$20.9873
10/22/2018	Purchase	4,000	$21.0078
10/22/2018	Purchase	4,000	$20.8640
10/22/2018	Purchase	4,000	$20.6740
10/22/2018	Purchase	4,000	$20.7396
10/22/2018	Purchase	8,000	$21.0267
10/22/2018	Purchase	8,000	$21.0490
10/22/2018	Purchase	15,000	$20.9932
10/22/2018	Purchase	10,000	$20.9424
10/22/2018	Purchase	15,000	$21.0614
10/22/2018	Purchase	30,000	$21.5022
10/22/2018	Purchase	15,000	$21.5394
10/22/2018	Purchase	15,000	$21.1800
10/23/2018	Purchase	8,000	$20.0438
10/23/2018	Purchase	8,000	$20.3151
10/23/2018	Purchase	4,000	$20.2801
10/23/2018	Purchase	4,000	$20.3704
10/23/2018	Purchase	4,000	$20.4534
10/23/2018	Purchase	4,000	$20.1982
10/23/2018	Purchase	4,000	$20.2198
10/23/2018	Purchase	4,000	$20.0290
10/23/2018	Purchase	4,000	$20.5484
10/23/2018	Purchase	4,000	$20.6338
10/23/2018	Purchase	4,000	$20.5788
10/23/2018	Purchase	4,000	$20.5305
10/23/2018	Purchase	4,000	$20.1013
10/23/2018	Purchase	4,000	$20.1856
10/24/2018	Purchase	4,000	$19.9013
10/24/2018	Purchase	4,000	$19.8683
10/24/2018	Purchase	4,000	$19.9290
10/24/2018	Purchase	4,000	$19.4376
10/24/2018	Purchase	4,000	$19.4211
10/24/2018	Purchase	4,000	$19.4893
10/24/2018	Purchase	4,000	$19.2728
10/24/2018	Purchase	4,000	$19.2249
10/24/2018	Purchase	4,000	$19.1680
10/24/2018	Purchase	50,000	$19.2064
10/24/2018	Purchase	10,000	$19.1124
10/24/2018	Purchase	8,000	$19.1593

10/24/2018	Purchase	10,000	$19.2009
10/24/2018	Purchase	7,000	$19.0965
10/24/2018	Purchase	7,000	$18.8563
10/24/2018	Purchase	8,000	$18.5842
10/24/2018	Purchase	50,000	$18.7214
10/24/2018	Purchase	25,000	$18.8626
10/24/2018	Purchase	10,000	$18.3035
10/24/2018	Purchase	5,000	$18.3926
10/24/2018	Purchase	10,000	$18.3674
10/24/2018	Purchase	8,000	$18.2325
10/24/2018	Purchase	8,000	$18.2430
10/24/2018	Purchase	8,000	$18.0205
10/24/2018	Purchase	8,000	$18.0944
10/24/2018	Purchase	4,000	$18.1282
10/25/2018	Sale	3,395	$18.7167
10/25/2018	Sale	605	$18.8208
10/25/2018	Sale	4,000	$18.8668
10/25/2018	Sale	25,000	$18.9063
10/26/2018	Purchase	5,000	$18.1633
10/26/2018	Purchase	4,000	$17.9931
10/26/2018	Purchase	4,000	$17.9600
10/26/2018	Purchase	4,000	$17.9572
10/26/2018	Purchase	4,000	$18.0393
10/26/2018	Purchase	4,000	$18.0090
10/26/2018	Purchase	8,000	$18.0066
10/26/2018	Purchase	4,000	$17.7159
10/26/2018	Purchase	8,000	$17.8002
10/26/2018	Purchase	4,000	$17.9014
10/26/2018	Purchase	4,000	$17.8838
10/26/2018	Purchase	4,000	$17.9353
10/26/2018	Purchase	4,000	$18.0190
10/26/2018	Purchase	4,000	$17.9793
10/26/2018	Purchase	4,000	$18.0186
10/26/2018	Purchase	4,000	$18.1829
10/26/2018	Purchase	4,000	$18.0816
10/26/2018	Purchase	8,000	$18.0507
10/26/2018	Purchase	4,000	$18.0090
10/26/2018	Purchase	8,000	$18.0147
10/29/2018	Purchase	35,547	$17.3583
10/29/2018	Purchase	15,000	$17.3650
10/29/2018	Purchase	15,000	$17.5025
10/29/2018	Purchase	9,453	$17.8207

10/29/2018	Purchase	5,000	$17.5403
10/29/2018	Purchase	10,000	$17.0613
10/29/2018	Purchase	50,000	$17.0081
10/29/2018	Purchase	15,000	$16.8421
10/29/2018	Purchase	10,000	$16.8529
10/29/2018	Purchase	5,000	$16.7862
10/29/2018	Purchase	5,000	$16.8468
10/29/2018	Purchase	5,000	$16.8245
10/29/2018	Purchase	2,000	$16.7429
10/29/2018	Purchase	2,000	$16.7166
10/29/2018	Purchase	2,000	$16.7144
10/29/2018	Purchase	2,000	$16.7009
10/29/2018	Purchase	2,000	$16.6590
10/29/2018	Purchase	2,000	$16.6635
10/29/2018	Purchase	45,000	$16.4220
10/29/2018	Purchase	35,000	$16.6175
10/29/2018	Purchase	28,000	$16.7376
10/30/2018	Purchase	6,000	$15.9184
10/30/2018	Purchase	6,000	$15.9672
10/30/2018	Purchase	4,000	$16.2431
10/30/2018	Purchase	8,000	$15.8505
10/30/2018	Purchase	4,000	$15.8336
10/30/2018	Purchase	8,000	$15.7152
10/30/2018	Purchase	4,000	$16.0081
10/30/2018	Purchase	4,000	$16.0090
10/30/2018	Purchase	4,000	$15.9623
10/30/2018	Purchase	4,000	$15.9645
10/30/2018	Purchase	4,000	$16.0000
10/30/2018	Purchase	4,000	$16.0158
10/30/2018	Purchase	4,000	$15.9879
10/30/2018	Purchase	4,000	$16.2390
10/30/2018	Purchase	4,000	$12.7625
10/30/2018	Purchase	4,000	$12.8090
10/30/2018	Purchase	4,000	$12.9972
10/30/2018	Purchase	4,000	$13.3892
10/30/2018	Purchase	2,000	$13.3400
10/30/2018	Purchase	2,000	$13.3100
10/30/2018	Purchase	2,508	$13.4328
10/31/2018	Purchase	4,000	$13.1100
10/31/2018	Purchase	1,492	$12.9995
10/31/2018	Purchase	2,552	$12.9085
10/31/2018	Purchase	1,448	$13.0876

10/31/2018	Purchase	2,000	$13.1838
10/31/2018	Purchase	2,000	$13.2042
10/31/2018	Purchase	2,000	$13.1080
10/31/2018	Purchase	2,000	$13.1090
10/31/2018	Purchase	2,000	$13.0675
10/31/2018	Purchase	2,000	$13.0726
10/31/2018	Purchase	2,375	$13.1015
10/31/2018	Purchase	380	$13.4600
10/31/2018	Purchase	25,000	$13.6115
10/31/2018	Purchase	63,243	$13.6350
10/31/2018	Purchase	200	$13.7100
10/31/2018	Purchase	2,280	$13.6915
10/31/2018	Purchase	15,675	$13.6906
10/31/2018	Purchase	32,000	$13.8700
10/31/2018	Purchase	200,000	$14.0089
10/31/2018	Purchase	12,800	$14.0260
10/31/2018	Purchase	100,000	$13.2392
10/31/2018	Purchase	150,000	$13.6879
10/31/2018	Purchase	84,047	$13.4465
10/31/2018	Purchase	100,000	$12.6151
10/31/2018	Purchase	100,000	$12.2378
10/31/2018	Purchase	50,000	$12.4862
10/31/2018	Purchase	50,000	$12.1557
10/31/2018	Purchase	50,000	$12.0660
10/31/2018	Purchase	50,000	$11.8908
10/31/2018	Purchase	50,000	$11.8469
10/31/2018	Purchase	50,000	$12.3636
10/31/2018	Purchase	50,000	$12.4214
10/31/2018	Purchase	50,000	$11.9693
10/31/2018	Purchase	50,000	$11.8383
10/31/2018	Purchase	50,000	$12.0849
10/31/2018	Purchase	50,000	$11.9763
10/31/2018	Purchase	50,000	$11.9506
10/31/2018	Purchase	50,000	$11.9206
10/31/2018	Purchase	50,000	$11.8311
10/31/2018	Purchase	50,000	$11.7237
10/31/2018	Purchase	50,000	$11.6581
11/1/2018	Purchase	12,000	$12.2234
11/1/2018	Purchase	12,000	$12.3150
11/1/2018	Purchase	4,000	$12.4800
11/1/2018	Purchase	4,000	$12.4881
11/1/2018	Purchase	4,000	$12.8007

11/1/2018	Purchase	4,000	$12.8943
11/1/2018	Purchase	8,000	$12.8679
11/1/2018	Purchase	2,000	$12.9890
11/1/2018	Purchase	6,000	$13.4257
11/1/2018	Purchase	4,000	$13.4734
11/1/2018	Purchase	4,000	$13.6490
11/2/2018	Purchase	4,000	$14.2685
11/2/2018	Purchase	4,000	$13.8978
11/2/2018	Purchase	4,000	$13.4444
11/2/2018	Purchase	4,000	$13.5893
11/5/2018	Purchase	4,000	$13.8965
11/5/2018	Purchase	4,000	$13.8971
11/5/2018	Purchase	4,000	$13.8113
11/5/2018	Purchase	4,000	$13.5018
11/5/2018	Purchase	4,000	$13.5019
11/5/2018	Purchase	4,000	$13.6208
11/5/2018	Purchase	4,000	$13.7489
11/5/2018	Purchase	4,000	$13.8094
11/5/2018	Purchase	4,000	$14.0114
11/5/2018	Purchase	4,000	$13.7580
11/5/2018	Purchase	8,000	$13.9984
11/5/2018	Purchase	8,000	$14.1096
11/5/2018	Purchase	7,000	$14.1197
11/5/2018	Purchase	7,000	$14.2145